May 14, 2009

Thomas Jones, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	BioMimetic Therapeutics, Inc.—Preliminary Proxy Statement on Schedule 14A,
Filed April 17, 2009, File No. 000-51934

Ladies and Gentlemen:

This letter responds to the comments raised by the Staff in its comment letter to BioMimetic Therapeutics, Inc. (the “Company”) dated May 12, 2009 in connection with the Company’s proxy statement.  Below we have noted the Staff’s comments in bold face type and the responses in regular type.

1.
Please tell us whether your shareholder Novo A/S, which is also the standby purchaser, may purchase any of the shares in the registered rights offering.  If so, please tell us how that transaction would be consistent with Section 5 of the Securities Act, since it appears that you began the offering to Novo before you filed the registration statement on Form S-3 (file no. 333-158591).  If Novo will be excluded from the registered offering, please revise the third paragraph of this section accordingly.

Novo A/S (“Novo”), the standby purchaser, is an institutional accredited investor and an existing shareholder of the Company.  As an existing shareholder of the Company, Novo, like all other shareholders, has the right to subscribe for its pro rata amount of the shares underlying the rights in the rights offering.  The securities purchased by Novo will be purchased in an exempt transaction (or in a private placement).  To the extent that Novo participates in the rights offering as a standby purchaser, and in so doing, purchases shares in excess of its pro rata amount, those shares would be sold to Novo pursuant to the standby purchase agreement (and not as an entitlement as a shareholder) in a private placement.  As Novo is an affiliate of the Company, the shares that Novo will receive will be restricted or control stock.  As indicated in the registration statement, the Company has committed to file, and to use its best efforts to have declared effective by September 30, 2009, a resale registration statement covering the resale from time to time by Novo of all of the shares purchased in connection with the rights offering.

Division of Corporation Finance
Securities and Exchange Commission
Page Two

The Company will file a post-effective amendment to the registration statement to de-register the shares purchased by Novo, which shares will be covered in a resale registration statement.

2.
Please expand your disclosure to describe your reasons for undertaking the rights offering at this time, particularly given your statement that you do not need the capital for your “immediate plans of operation.”  Also, provide disclosure regarding the approximate amount of proceeds intended to be used for each stated purpose, indicating the order of priority of the purposes listed.  Finally, please disclose the anticipated proceeds from the offering on a net basis.

In response to the Staff’s comment, we have revised the disclosure to indicate the reasons for proceeding with the rights offering at this time.  As we note, given the continued volatility of the markets and the difficulties associated with capital raising, the Company believes that completing the rights offering will provide it with additional flexibility.  We also have revised the disclosure to indicate the anticipated amount of the proceeds and the intended uses.

3.	Please fill in the blanks to quantify the number of common shares each subscription right will entitle a holder to purchase, and to disclose how you determined this number.

In response to the Staff’s comment, we have filled in the blanks.  As disclosed in the definitive proxy statement, each right will entitle the holder to purchase 0.1017 shares of the Company’s common stock.  The Company determined such number by subtracting all of the shares held by the Company’s 401(k) plan (25,765 shares) from the total number of shares of common stock outstanding (19,685,290 shares).  The result of such calculation is 19,659,525 shares.  As the Company is offering rights to purchase $17.0 million at $8.50 per share, the rights must be exercisable for 2.0 million shares ($17.0 million divided by $8.50).  To determine the number of shares purchasable under each right, the Company divided the number of shares that are entitled to participate, 19,659,525 shares, by the 2.0 million shares the Company is offering.  The result, to the fourth decimal place, is the right to purchase 0.1017 shares of common stock for each share entitled to participate in the rights offering.

4.	Please expand your disclosure in the third paragraph to describe the conditions to which Novo’s standby purchase is subject.

In response to the Staff’s comment, we have supplemented the disclosure with a description of the material conditions to which Novo’s standby purchase is subject.

Division of Corporation Finance
Securities and Exchange Commission
Page Three

5.
Revise to quantify the dilutive effect of purchases by the standby purchaser assuming (i) rights holders do not exercise any rights and (ii) rights holders exercise all rights.  Also present the percentage of outstanding shares Novo A/S will hold if it purchases the maximum of $15 million under the standby agreement.

In response to the Staff’s comment, we have added additional details regarding certain potential dilutive effects of Novo’s participation in the rights offering.

*    *    *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to this amendment, as well as to our responses to the Staff’s comments.  Should you have any additional questions or concerns, please call me at 615-236-4402 or the Company’s counsel, Anna Pinedo, at 212-468-8179.

Sincerely,

/s/ Larry Bullock

cc:	Samuel E. Lynch, D.M.D., D.M.Sc.
Anna T. Pinedo, Esq.
Joseph Magnas, Esq.
Julie Grundman, Esq.